To:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
We refer to the short form prospectus of Canadian Pacific Railway Company (the “Company”) dated June 1, 2007 relating to the sale and issue of medium term notes in an aggregate principal amount of up to $1,500,000,000 or its equivalency in any other currency.
We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated February 19, 2008 to the shareholders of Canadian Pacific Railway Limited on the following consolidated financial statements:
•	Balance sheets as at December 31, 2007 and 2006;

•	Statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years in the three year period ended December 31, 2007.
We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.
This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International
Limited, each of which is a separate and independent legal entity.

damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.
(Signed) “PricewaterhouseCoopers LLP”
Chartered Accountants
Calgary, Alberta
March 19, 2008
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